UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                 SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 8)*


                               Cohen & Steers, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


               Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                      19247A 10 0
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                    December 31, 2012

--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          [_]  Rule 13d-1(b)

          [_]  Rule 13d-1(c)

          [X]  Rule 13d-1(d)


----------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (3-06)





CUSIP No.19247A 10 0


________________________________________________________________________________
1.   Names of Reporting Persons
     I.r.s. Identification No. of Above Persons (Entities Only)

     Robert H. Steers

________________________________________________________________________________
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
                                                                 (A)  [_]
                                                                 (B)  [X]

________________________________________________________________________________
3.   Sec Use Only



________________________________________________________________________________
4.   Citizenship or Place of Organization


     U.S.A.
________________________________________________________________________________
  Number of    5.   Sole Voting Power

   Shares                11,066,777
               _________________________________________________________________
Beneficially   6.   Shared Voting Power

  Owned by               950,920
               _________________________________________________________________
    Each       7.   Sole Dispositive Power

  Reporting              11,066,777
               _________________________________________________________________
   Person      8.   Shared Dispositive Power

    With                 950,920
________________________________________________________________________________
9.   Aggregate Amount Beneficially Owned by Each Reporting Person


     12,017,697
________________________________________________________________________________
10.  Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares
(See Instructions)

                                                                          [_]

________________________________________________________________________________
11.  Percent of Class Represented by Amount in Row (9)

     27.5%*
________________________________________________________________________________
12.  Type of Reporting Person (See Instructions)


     IN
________________________________________________________________________________

* The calculation of the foregoing percentage is based on 43,759,838 shares of common stock outstanding as of November 2, 2012, based on the Cohen & Steers, Inc. Form 10-Q for the quarter ended September 30, 2012 dated November 9, 2012 filed with the United States Securities and Exchange Commission on November 9, 2012.




CUSIP No.19247A 10 0



Item 1(a).  Name of Issuer:


          Cohen & Steers, Inc.
            ____________________________________________________________________

Item 1(b).  Address of Issuer's Principal Executive Offices:


          280 Park Avenue, New York, NY 10017
            ____________________________________________________________________

Item 2(a).  Name of Person Filing:


          Robert H. Steers
            ____________________________________________________________________

Item 2(b).  Address of Principal Business Office, or if None, Residence:


          For the purpose of this filing, the address of Robert H. Steers is:

          c/o Cohen & Steers, Inc.
          280 Park Avenue
          New York, NY 10017
            ____________________________________________________________________

Item 2(c).  Citizenship:

          United States of America
            ____________________________________________________________________

Item 2(d).  Title of Class of Securities:

          Common Stock, par value $0.01 per share
            ____________________________________________________________________

Item 2(e).  CUSIP Number:

          19247A 10 0
            ____________________________________________________________________

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a: N/A

     (a) [_] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

     (b)  [_]  Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
               78c).

     (c) [_] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

     (d) [_] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

     (e) [_] An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);

     (f) [_] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

     (g) [_] A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);

     (h) [_] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

     (i) [_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

     (j)  [_]  Group, in accordance with ss.240.13d-1(b)(1)(ii)(J)





CUSIP No.19247A 10 0


Item 4.  Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned:

          12,017,697 shares of Common Stock, as of February 12, 2013, which includes 950,920 shares held by the Robert H. Steers Family Trust, of which Mr. Steers' spouse is the sole trustee, 3,852,334 shares held by the Robert H. Steers Qualified Annuity Trust, of which Mr. Steers serves as the trustee, and 3,000,000 shares held by the Robert H. Steers 2012 Grantor Retained Annuity Trust, of
          which Mr. Steers serves as the trustee. Mr. Steers disclaims beneficial ownership of the shares held by each of the trusts.
          ______________________________________________________________________

     (b)  Percent of class:

          See Item 11 of the cover page
          ______________________________________________________________________


     (c)  Number of shares as to which such person has:

          (i)   Sole power to vote or to direct the vote_______________________,

          See Item 5 on the cover page

          (ii)  Shared power to vote or to direct the vote_____________________,

          See Item 6 on the cover page

          (iii) Sole power to dispose or to direct the disposition of__________,

          See Item 7 on the cover page

          (iv)  Shared power to dispose or to direct the disposition of________

          See Item 8 on the cover page


Item 5.  Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following [ ].


          N/A
         _______________________________________________________________________

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

          N/A

         _______________________________________________________________________

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

          N/A

         _______________________________________________________________________

Item 8.  Identification  and  Classification  of Members of the Group.

          N/A

         _______________________________________________________________________

Item 9.  Notice of Dissolution of Group.

          N/A

         ______________________________________________________________________

Item 10.  Certification.

          N/A







                                     SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    February 12, 2013
                                        ----------------------------------------
                                                        (Date)


                                  /s/ Robert H. Steers
                                        ----------------------------------------
                                                      (Signature)


                                     Robert H. Steers
                                        ----------------------------------------
                                                      (Name/Title)


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties for whom copies are to be sent.

  Attention: Intentional misstatements or omissions of fact constitute federal criminal violations (See 18 U.S.C. 1001).